Exhibit 99.1

Aphria Urges Shareholders to Take No Action With Respect to Unsolicited Takeover Bid by Green Growth Brands

LEAMINGTON, ON, Jan. 22, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today confirmed that Green Growth Brands Inc. (CSE:GGB) ("GGB") has commenced an unsolicited take-over bid (the "Offer") to acquire all outstanding common shares of the Company, other than the common shares of the Company owned by GGB or its affiliates, in exchange for 1.5714 common shares of GGB.

Take No Action on Offer

Aphria shareholders are advised to take no action on the Offer until Aphria's Board of Directors has made a formal recommendation to shareholders. Having received the Offer, the independent committee of Aphria directors (the "Independent Committee") will consider it with its advisors before making a formal recommendation to Aphria's Board of Directors.  Shareholders will be notified of any recommendation of the Board of Directors through a news release and Directors' Circular in accordance with applicable securities laws.  Shareholders are also encouraged to visit AphriaFuture.ca for more information.

The Company noted that the Offer's terms are substantially identical to the unsolicited proposal announced by GGB on December 27, 2018.  At that time, the Aphria Board stated that it had determined that GGB's unsolicited proposal significantly undervalued the Company relative to its current and future value.  Based on the 20-day volume weighted average price of GGB shares before GGB's initial proposal and the expressed exchange ratio of 1.5714 common shares of GGB for each Aphria share, the Offer reflects a discount of -23% to the Company's average share price over the same period.

Irwin Simon, Aphria's independent Board Chair, said, "Aphria is a market leader and has a tremendous opportunity to create substantial value for shareholders.  Any offer would necessarily need to be evaluated against the current and future value of our current strategic plan.  We are also determined to protect Aphria shareholders from opportunistic offers that fail to reflect the substantial value and growth prospects we have built at Aphria.  We will evaluate GGB's offer in this spirit."

Aphria was built from the ground up to become a leading global cannabis company.  Since 2013, Aphria has built the cultivation, manufacturing, research and distribution infrastructure required to create a world-class, low-cost, high quality global cannabis producer. Licence applications were submitted for facilities expansions and annualized harvest is expected to increase to 255,000 kilograms by the end of calendar 2019.

Simon continued, "The cornerstones of Aphria's strategy are industrial-scale production, pharmaceutical-grade quality, innovative product development, and industry leading partnerships.  The future value of what can be built on this foundation is substantial.  Our shareholders have also benefitted from Aphria being one of the first cannabis companies to list on leading exchanges in Canada and the United States.  There are many considerations that will factor into the Board's recommendation and we look forward to providing our response to shareholders in due course.  In the interim, shareholders should take no action as it relates to the GGB offer."

Advisors

Legal counsel to Aphria's Board and Independent Committee is Fasken Martineau DuMoulin LLP and Scotiabank has been retained as financial advisor. Gagnier Communications is serving as strategic communications advisor and Laurel Hill is acting as Aphria's information agent.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations; the outcome of the unsolicited takeover bid from Green Growth Brands and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; or Dan Gagnier / Jeff Mathews, Gagnier Communications, 646-569-5897; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 23:33e 22-JAN-19